Exhibit 99.1

WISeKey’s SEALCOIN Subsidiary Accelerates Space-Based Blockchain Infrastructure
Following Strategic $4 Million Investment Commitment

New Funding from The Hashgraph Group and WISeKey Supports Expansion of the
QAIT-Powered Space Economy and Next-Generation Satellite Transactions

Geneva, Switzerland –June 10, 2026 — WISeKey International Holding Ltd (SIX: WIHN; NASDAQ: WKEY), a global leader in cybersecurity, digital identity and IoT, today announced that its subsidiary SEALCOIN which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform secured $4 million strategic investment, including a $1 million commitment from The Hashgraph Group (THG) and a $3 million commitment from WISeKey, with the objective to accelerate the integration of the SEALCOIN ecosystem into the rapidly emerging space economy.

The investment comes at a time when global attention is increasingly focused on the commercialization of space infrastructure. As discussions surrounding the anticipated SpaceX IPO continue to highlight the growing economic significance of satellite networks and space-based services, SEALCOIN is advancing a complementary vision: creating the blockchain-powered transaction layer that enables machines, devices, satellites, and autonomous systems to securely exchange data, services, and value.

The newly committed capital is intended to support the planned continued development of the SEALCOIN ecosystem, powered by QAIT, issued by the QAIT Association, the dedicated utility token designed for machine-to-machine and space-related blockchain transactions.

“Space infrastructure is becoming a foundational layer of the global digital economy,” said Carlos Moreira, Founder and CEO of WISeKey and SEALCOIN. “As satellites increasingly connect machines, sensors, autonomous vehicles, and critical infrastructure worldwide, there is a growing need for trusted digital identities, secure settlement mechanisms, and autonomous transaction capabilities. The SEALCOIN platform has been created to capture this opportunity and enable value creation across this new layer.”

Building the Economic Layer for the Space Economy

SEALCOIN aims to combine satellite communications, blockchain technology, digital identity, cybersecurity, and Internet of Things (IoT) infrastructure to create a trusted framework for autonomous machine interactions.

The ecosystem is designed to support a broad range of emerging use cases, including:

●	Satellite-to-device transactions

●	Autonomous machine payments

●	Space-based IoT connectivity

●	Digital asset settlement across satellite networks

●	Trusted location and telemetry services

●	Decentralized infrastructure applications (DePIN)

●	Autonomous logistics and mobility systems

The additional funding is expected to further strengthen integration between the WISeSat satellite constellation, secure SEALSQ semiconductor technology, decentralized identity infrastructure, and the transaction layer, facilitated by the adoption of the QAIT Association’s token.

Celebrating the Success of SPACEDROP and the First Community of Space Economy Pioneers

SEALCOIN also took the opportunity to recognize the thousands of participants who joined the recently completed SPACEDROP campaign.

Over several weeks, more than 45,000 participants interacted directly with the WISeSat satellite constellation (another subsidiary of WISeKey, focused on space technology for secure satellite communication, specifically for IoT applications) engaging with all 19 operational satellites and helping validate real-world satellite-to-blockchain communications, infrastructure performance, and user engagement mechanisms.

What began as a community campaign evolved into one of the first large-scale public demonstrations of a blockchain-enabled space infrastructure network. WISeKey appreciates the support it has received from these early adopters, whose participation helped test and strengthen critical components of the ecosystem.

“Our community became our first generation of space economy users,” said Mr. Moreira. “By interacting with the constellation, validating connectivity, and actively engaging with our infrastructure, they contributed directly to the development of services that will support future machine-to-machine and space-based transactions.”

From Space Infrastructure to Space Commerce

The commercial space industry is entering a new phase.

While satellites and launch systems have traditionally captured the spotlight, attention is increasingly shifting toward the digital services and economic systems that will operate on top of this infrastructure.

“The growing excitement around the commercial space economy confirms what we’ve believed from the beginning: connectivity alone is not enough. The future requires a trusted economic layer that enables machines, satellites, sensors, and autonomous systems to transact securely and autonomously. With the support of WISeKey, The Hashgraph Group, and our global community, we are accelerating the deployment of that vision through SEALCOIN and its Machine Economy,” said Jonathan LLamas, Chief Product & Strategy Officer at SEALCOIN AG.

With strategic support from WISeKey and The Hashgraph Group, the continued expansion of the WISeSat constellation, the launch of the QAIT utility token by the QAIT Association, and an engaged global community of early adopters, SEALCOIN is positioning itself to become a key transaction layer for the future space economy.

“At The Hashgraph Group, we believe the next frontier for the decentralized economy isn't just agentic – it's orbital. The autonomous space economy is the next trillion-dollar frontier, and we are actively building the trust infrastructure with SEALCOIN on Hedera, leveraging QAIT to settle secure autonomous machine-to-machine transactions in space and between space and Earth at the speed of light, while unlocking a new market with no terrestrial ceiling.” Stefan Deiss, Co-Founder & CEO of The Hashgraph Group.

As space connectivity becomes increasingly integrated into everyday infrastructure, SEALCOIN’s mission remains clear: enabling trusted digital identities, secure autonomous transactions, and machine-driven economic activity across Earth and beyond.

For more information, visit:

https://sealcoin.ai

https://x.com/Sealcoin_QAIT

About SEALCOIN

SEALCOIN is a decentralized ecosystem developed to enable secure machine-to-machine transactions through the convergence of satellite communications, blockchain technology, digital identity, cybersecurity, and IoT infrastructure. Powered by the QAIT utility token issued by the QAIT Association, SEALCOIN seeks to establish the economic layer for the emerging Space-Based Machine Economy.

About The Hashgraph Group

The Hashgraph Group (THG) is a Swiss-based Web3 and AI technology engineering company operating within the Hedera ecosystem and specialized in the design, development and deployment of enterprise-grade solutions on Hedera, delivering trust infrastructure for the Web3 agentic economy.

For more information about THG, visit www.hashgraph-group.com.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Forward-Looking Statements

This communication contains forward-looking statements concerning WISeKey International Holding Ltd and/or its subsidiaries (collectively, “WISeKey,” “our” or “us”) and its businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause WISeKey’s actual results, financial condition, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include: our ability to convert our pipeline into actual sales; the ability to realize WISeKey’s anticipated growth strategies and profitability; the development of post-quantum cryptography products and the potential market for such products; WISeKey’s plans for global customer base expansion; the expansion of the WISeSat project and the QSOC initiative; the timing and expected revenues from the commercial deployment of the QS7001 quantum-resistant semiconductor; the sufficiency of cash to meet liquidity needs; WISeKey’s ability to attract and retain customers; changes in economic conditions; market demand and semiconductor industry conditions; and the risks discussed in WISeKey’s filings with the SEC. WISeKey is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

Statements regarding our business pipeline are based on management's current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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